FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2017
Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s corporate presentation as posted on Registrant’s website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 9, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

 August 2017 NASDAQ, TASE: GILT   Gilat Satellite Networks – Company OverviewA Worldwide Leader in Broadband Satellite Connectivity

 Forward Looking Statements Disclaimer  Certain statements made in this presentation that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to obtain financing and/or timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. Gilat undertakes no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.Unaudited/Non-GAAP Financial MeasuresThis presentation includes financial data that is not audited and financial data that was not prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures appearing in this presentation consist of GAAP financial measures adjusted to exclude, non cash share-based compensation expenses, impairment of goodwill and long lived assets, amortization of acquired intangible assets, restructuring and other non-recurring expenses and net income or loss from discontinued operations. Gilat believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Gilat’s current and future operating performance. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with Gilat’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.  2

Gilat – Boundless Communications



4G/5G	2G/3G	Air	Sea	Land	Consumer	Enterprise

Mobile | **Mobility** | **Rural Broadband**

Most Advanced Technology
Terrestrial-grade User Experience

End-to-End Service
Most Stringent Service Levels

Global Presence
20 Sales Offices

Established 1987

NASDAQ / TASE: GILT

~1,100 employees

3

 Global Footprint – Expanding a Diverse Customer Base  4    Carriers & Service Providers  300+ customers  500+ Networks  90+ countries    System Integrators    Governments    Satellite Operators

 Satellite Capacity Abundance is the New Reality – GEO + LEO/MEO  5    Global HTS Bandwidth Supply, Demand and Price per Mbps  $/Mbps/Month  Gbps  Source: Euroconsult, NSR, 2016  Abundance of capacity unlocks new markets      >10 times today

 Affordable Internet Everywhere is Becoming a “Birth Right”  6    We all want Broadband Everywhere. Anytime. Affordable.      Mobility    Rural Broadband    Mobile  Satellite delivers Affordable, Plentiful, Terrestrial-grade User Experience

 Accelerating Connectivity – Growth Areas for Gilat  7  Mobile    Cellular Backhaul,Network Resilience, Public Safety  Mobility        In the Air, at Sea, on the Ground  Rural Broadband    Broadband to the Unserved and Underserved

 MOBILE – Leading the Fast Growing Satellite Backhaul Market  8      $720M(2016)  $2,900M(2026)  Source: NSR, 2017  “Gilat is the fastest growing player in the vertical. It recently won large projects, boosting its market share…”  Satellite Backhaul Market

MOBILE – Enabling Seamless "Terrestrial-grade" User Experience

Affordable true **LTE Backhaul**

- Delivering superior technology and products for "terrestrial-grade" User Experience
- Enabling rapid network deployment
- Expanding mobile coverage to rural, highways, islands, tourist centers, campuses, metro-edge and metro areas
- Installing new sites as well as replacing leased lines and upgrading T1/E1 connections

Global End-to-End **Services**

- Delivering comprehensive services to tier-1 MNOs
- Integrating ground and space assets to deliver Managed Services
- Bringing recognized global experience
- Generating **recurring revenues**

9

   World’s Fastest Broadband for LTE Backhaul  Confidential. Proprietary information. © Gilat Satellite Networks Ltd.  10

 Metro Area – A Live Example  11

 MOBILITY – Superior Passenger Experience Drives Demand  12      3,800(2016)  28,400(2026)  Satellite Broadband Connected Aircrafts  Source: NSR, 2017      $280M(2016)  $590M(2026)  Aero Satellite Equipment Market

MOBILITY – Delivering Superior Passenger Experience

Best technology for best **User Experience**

- Innovating to deliver breakthrough in capacity and user experience
- Innovating to deliver breakthrough in satellite bandwidth utilization
- Delivering powerful products and solutions
  - Modems, hubs and NMS
  - Antennas and transceivers (BUCs)

Materializing a huge potential

- Modems and hubs — *1,850 gogo's aircrafts*
- Dual-band antennas — *Hughes, AirMedia and more*
- Next generation antennas - ESA/PAA

World's **Fastest Speed** In-Flight Connectivity



Gogo @Gogo · May 10
This is some real record smashing performance from #2Ku, delivered at 34,000 feet on #N321GG #FastestInflight
DOWNLOAD
112.67 Mbps
Data Used: 92.0 MB
UPLOAD
6.61 Mbps
Data Used: 6.0 MB
PING
812 ms
SERVER LOCATION
Arlington Heights, IL
CLIENT LOCATION
LAT: 40.911 - LON: -74.907
External IP: 12.130.118.0
Internal IP: 172.19.131.177

gogo | Aer Lingus | AEROMEXICO | AIR CANADA | AIRFRANCE | American | BRITISH AIRWAYS | DELTA | GOL | IBERIA | JTA | KLM | virgin atlantic | virgin australia

13

 14  Leading Performance Solutionsfor All In-Flight Connectivity Modules        Ku and KaTransceivers  Dual BandKu/Ka Antenna  400MbpsModem

RURAL BROADBAND – Delivering Core Infrastructure Supporting Nation Building

Broadband to unserved & underserved

- Bridging the digital divide
- Connecting communities and individuals to the world via broadband

Large governmental projects in **Peru and Colombia**

- Peru – FITEL projects
  - A $2B+ program to build terrestrial networks across Peru
  - 8 Regional Projects awarded so far - 4 to Gilat (~$400M)
    - ~$230M construction revenue
    - ~$170M operational revenue over 10 years
  - 13 more Regional Projects to be awarded



Growing **service** revenues

Target:

Recurring revenues >$50M revenues/ year, profitable, starting 2019, over 10 years

15

Financial Indicators and Analysis

 Executing Profitable Growth Strategy  Annual Revenues  Adjusted EBITDA    Revenues: $280M - $290MGAAP Operating Profit: $7M - $11MAdjusted EBITDA: $22M - $26M  17  GAAP Operating Profit  Updated 2017 Management Objectives (US$ millions)

 Yearly Revenue & Gross Margin per Segment   18  Revenues, Gross margin, Non GAAP Gross margin (“NG” when applicable)

 Quarterly Profit and Loss Highlights (US$ millions, except per share data)  19  * Include tax amnesty and trade secrets litigation expenses** Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, impairments, restructuring costs, trade secrets litigation expenses and tax expense under amnesty program  GAAP  Q2 16  Q3 16  Q4 16  Q1 17  Q2 17  Revenues  67.9  78.6  80.3  63.9  66.2  Gross Profit  15.2  23.7  24.2  17.3  19.6  Gross Margin  22%  30%  30%  27%  30%  R&D net  6.2  6.4  6.5  6.7  6.2  S&M  5.9  6.2  6.2  5.8  5.6  G&A  4.3  9.3  4.2  4.0  5.3  Other expenses*  1.4  2.0  0.9  0.8  0.7  Operating income (loss)  (2.5)  (0.2)  6.5  0.0  1.9  Net income (loss)  (3.7)  (2.2)  4.5  (0.8)  2.1  Diluted EPS  (0.07)  (0.04)  0.08  (0.01)  0.04  Non-GAAP**            Gross Margin  24%  32%  32%  29%  31%  Operating Income (loss)  0.5  3.3  9.0  2.5  4.1  Net income (loss)  (0.6)  1.4  7.0  1.7  4.6  Adjusted EBITDA  2.4  5.2  10.8  4.2  5.9

 Balance Sheet Highlights (US$ millions, except per share data)  20    June 30,2017  March 31,2017  Cash Balances1  109.5  93.1  Total Assets  383.1  377.4  Total Debt2  17.3  17.3  Shareholders’ equity  212.7  210.3  1) Including cash and cash equivalents, restricted cash and net of short term bank credits.2) Includes long term loans and current maturities of long term loans

 In Summary – Uniquely Positioned for Unlocking Opportunities  Focused on strategy execution and profitability    Significant new revenue opportunities    Leading in the main growth areas – Mobile backhaul & In-Flight Mobility    Demand for affordable broadband, anywhere anytime, is soaring    21

 22  Thank You!